HUADIAN 12g3-2(b)
File No. 82-4932

05011935

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

SUPPL

OVERSEAS REGULATORY ANNOUNCEMENT

Huadian Power International Corporation Limited (the "Company") announces its power generation conditions in respect of the first three quarters of 2005 in accordance with relevant laws and regulations of the People's Republic of China (the "PRC"). Further, the first 300MW generating unit of Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company"), in which the Company has a 40% equity interest, started commercial operation on 11 September 2005.

This announcement is issued in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In respect of the first three quarters of 2005, electricity generated by the Company's operating power plants amounted to an aggregate of approximately 35,058 million kWh on a consolidated basis, representing an increase of approximately 29.30% as compared to that in respect of the corresponding period in 2004. Further, electricity generated by Zhongning Company, in which the Company has a 50% equity interest, amounted to 1,750 million kWh during the first three quarters of 2005. Electricity generated by Chizhou Company, the newly operated unit, in which the Company has a 40% equity interest, amounted to 430 million kWh during the first three quarters of 2005.

The main reasons for the increase in power generation of the Company were:

1. The continually high demand for electricity in Shandong province, and the utilization hours of the Company's generating units in Shandong province increased significantly as compared with those during the same period of last year.
2. The power generation contributed by the Company's new units (comprising primarily the two 300MW generating units of Guangan Company which started commercial operation in the second half of 2004).

The power generation conditions of each power plant or subsidiary of the Company for the first three quarters of 2005 (in 100 million kWh) are as follows:

Power plants/subsidiaries	1st three quarters of 2005	1st three quarters of 2004	Increase over the same period of last year (%)
Zouxian Power Plant	108.08	91.33	18.34
Shiliquan Power Plant	55.22	44.41	24.36
Laicheng Power Plant	51.77	43.92	17.88
Qingdao Company	27.73	26.70	3.88
Zibo Company	20.53	16.73	22.73
Zhangqiu Company	12.20	9.53	28.07
Tengzhou Company	14.46	11.46	26.26
Guangan Company	52.17	31.20	67.18
Weifang Power Plant	28.02	26.28	6.62
Total power generation of the group (Note)	350.58	271.14	29.30
Zhongning Company	17.50	—	—
Chizhou Company	0.43	—	—

Note: On a consolidated basis, electricity generated by Weifang Power Plant was accounted for by reference to the Company's proportionate equity interest in the plant. Qingdao Company was restructured and was established as a company in late 2004. Electricity generated by Qingdao Company during the corresponding period of 2004 was accounted for also by reference to the Company's then proportionate equity interest therein, but has since 2005 become 100% accounted for on the Company's consolidated basis, as is that generated by the other power plants and companies of the Company (not including Zhongning Company and Chizhou Company).

In addition, the first 300MW generating unit of Chizhou Company finished its full-load trial run of 168 consecutive hours in accordance with the requirements of the relevant PRC national standard and started commercial operation on 11 September 2005.

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By order of the board of directors of
Huadian Power International Corporation Limited
Zhou Lianqing
Company Secretary

The Company's directors, as at the date hereof, are:

He Gong (Chairman)
Chen Feihu (Vice Chairman)
Zhu Chongli (Vice Chairman)
Chen Jianhua (Executive Director)
Tian Peiting (Executive Director)
Wang Yingli (Non-executive Director)
Zhang Bingju (Non-executive Director)
Peng Xingyu (Non-executive Director)
Ding Huiping (Independent non-executive Director)
Zhao Jinghua (Independent non-executive Director)
Wang Chuanshun (Independent non-executive Director)
Hu Yuanmu (Independent non-executive Director)

Shandong, the People's Republic of China
10th October, 2005

* *For identification only*